Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
NOVABAY PHARMACEUTICALS, Inc.

NovaBay Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:

First: The name of the Corporation is NovaBay Pharmaceuticals, Inc. (the “Corporation”).

Second: The Corporation was originally incorporated under the same name and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 19, 2010.

Third: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

Paragraph A of Article IV shall be amended and restated to read in its entirety as follows:

“A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is One Hundred Twenty Five Million (125,000,000) shares. One Hundred Twenty Million (120,000,000) shares shall be Common Stock, each having a par value of one cent ($0.01) per share. Five Million (5,000,000) shares shall be Preferred Stock, each having a par value of one cent ($0.01) per share.”

Fourth: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted at an Annual Meeting of Stockholders held on May 30, 2014, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

In Witness Whereof, NovaBay Pharmaceuticals, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 2nd day of June, 2014.

NovaBay Pharmaceuticals, Inc. By: /s/ Ramin Najafi Ramin Najafi Chief Executive Officer